UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                May 25, 2005

                         Commission File Number 0-21392

                            AMARIN CORPORATION PLC
               (Translation of registrant's name into English)

                              7 Curzon Street
                              London W1J 5HG
                                 England
                   (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

               Form 20-F [X]       Form 40-F [   ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                  Yes [   ]       No [X]



Attachment:

Material Events

(a)  Amarin Corporation announces completion of registered direct offering.


   This report on Form 6-K is hereby incorporated by reference in (a) the registration statement on Form F-3 (Registration No. 333-104748) of Amarin Corporation plc and in the prospectus contained therein, (b) the registration statement on Form F-3 (Registration No. 333-13200) of Amarin Corporation plc and in the prospectus contained therein, (c) the registration statement on Form F-3 (Registration No. 333-12642) of Amarin Corporation plc and in the prospectus contained therein, (d) the registration statement on Form F-3 (Registration No. 333-121431) of Amarin Corporation plc and in the prospectus contained therein and (e) the registration statement on Form F-3 (Registration No. 333-121760) of Amarin Corporation plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Amarin Corporation plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.



                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    AMARIN CORPORATION PLC

                                    By: /s/ RICHARD A.B. STEWART
                                    Name: Richard A.B. Stewart
                                    Title: Chief Executive Officer

Date: May 25, 2005



EXHIBIT INDEX




Index to Exhibits


Exhibit Item                      Sequentially Numbered Page

(a) Material event description                4





Contact:
Rick Stewart
Chief Executive Officer
Amarin Corporation plc
Phone: +44 (0) 207 907 2442
investor.relations@amarincorp.com

Alan Cooke
Chief Financial Officer
Amarin Corporation plc
Phone: +44 (0) 207 907 2442


AMARIN CORPORATION ANNOUNCES COMLETION OF $17.8 MILLION
REGISTERED DIRECT OFFERING


LONDON, United Kingdom, May 25th, 2005 - Amarin Corporation plc (NASDAQSC:
AMRN) today announced that it has completed its previously announced registered direct offering with institutional and other accredited investors, including certain directors and executive officers of Amarin, of 13.7 million American Depositary Shares for gross proceeds of $17.8 million. The proceeds of the offering, after deducting the placement agent's fees and estimated offering expenses, will be approximately $16.7 million. After giving effect to Amarin's redemption of $2 million of loan notes in connection with the purchase of shares by our chairman, Mr. Thomas Lynch, the net proceeds will be approximately $14.7 million.

Directors and executive officers of Amarin have purchased an aggregate of 3.5 million shares in the offering, inclusive of the 1.5 million shares issued on redemption of the loan notes, representing a total investment of approximately $4.5 million.

Mr. Rick Stewart, Chief Executive Officer of Amarin commented, "we are delighted to have successfully completed this $17.8 million registered direct offering of Amarin shares. This offering, inclusive of the redemption of the $2 million of loan notes, significantly strengthens Amarin's balance sheet. We are now essentially debt-free. In addition, we have made significant progress in recent months on planning the upcoming Huntington's disease phase III trials with Miraxion and now have the requisite funding to commence them in mid 2005."

Leerink Swann & Company served as placement agent for the transaction. A copy of the prospectus supplement and accompanying prospectus related to the offering may be obtained from Leerink Swann & Company at 590 Madison Avenue, 31st Floor, New York, NY 10022.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be the sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

CORPORATE STRATEGY

Amarin's strategy is to directly commercialize its neurology pipeline in the U.S. and to partner it for geographic markets outside the U.S. For indications outside neurology, such as treatment unresponsive depression, Amarin's strategy is to partner its pipeline globally. Amarin also intends to acquire and in-license neurology products that Amarin can develop and market directly in the U.S.

Amarin's goal is to capitalize on its strong reputation in neuroscience and to become a leader in the development and commercialization of novel drugs that address unmet medical needs.

About Amarin Corporation
Amarin Corporation plc is a neuroscience company focused on the development and commercialization of novel drugs for the treatment of central nervous system disorders. Miraxion, Amarin's lead development compound, is in phase III development for Huntington's disease and in phase II development for treatment unresponsive depression.

For press releases and other corporate information, visit our website at http://www.amarincorp.com.

Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company's actual results in future periods to be materially different from any performance suggested herein. Such risks and uncertainties include, without limitation, the inherent uncertainty of pharmaceutical research, product development and commercialization, the impact of competitive products and patents, as well as other risks and uncertainties detailed from time to time in periodic reports. For more information, please refer to Amarin Corporation's Annual Report for 2004 on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. The Company assumes no obligation to update information on its expectations.